QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(5)
File Number 333-108785

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 22, 2003

2,000,000 Shares

Corporate Office Properties Trust

Common Shares of Beneficial Interest

        We are offering 2,000,000 of our common shares. Our common shares are listed on the New York Stock Exchange under the symbol "OFC." The last reported sale price on September 22, 2004 was $25.77 per share.

        The underwriter has an option to purchase a maximum of 300,000 additional common shares to cover over-allotments.

        Investing in our common shares involves risks. See "Risk Factors" beginning on page 3 of the accompanying prospectus, and on page 8 of our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Corporate Office Properties Trust
Per Share	$25.25	$0.15	$25.10
Total	$50,500,000	$300,000	$50,200,000

        Delivery of the common shares will be made on or about September 28, 2004.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

The date of this prospectus supplement is September 23, 2004.

        You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than the dates of the specific information.

PROSPECTUS SUPPLEMENT

PROSPECTUS

        The terms "COPT," "Company," "we," "our" and "us" refer to Corporate Office Properties Trust and its subsidiaries, as well as Corporate Office Properties, L.P., referred to as our operating partnership, Corporate Office Management, Inc. ("COMI"), Corporate Development Services, LLC, Corporate Office Services, LLC, Corporate Realty Management, LLC, and Corporate Cooling & Controls, LLC, unless the context suggests otherwise. The term "you" refers to a prospective investor.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        We are providing information to you about this offering of our common shares in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying prospectus, which provides general information. Generally, when we refer to this "prospectus," we are referring to both documents combined, as well as to the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and our documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain "forward-looking" statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that are based on our current expectations, estimates and projections about future events and financial trends affecting the financial condition of our business. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, actual results may differ materially from those addressed in the forward-looking statements. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

        Important factors that may affect the expectations, estimates or projections expressed in forward-looking statements include, but are not limited to:

  •
  our ability to borrow on favorable terms;

  •
  general economic and business conditions, which will, among other things, affect office property demand and rents, tenant creditworthiness, interest rates and financing availability;

  •
  adverse changes in the real estate markets including, among other things, competition with other companies;

  •
  risks of real estate acquisition and development;

  •
  governmental actions and initiatives;

  •
  environmental requirements; and

  •
  the other factors described beginning on page 3 of the accompanying prospectus and on page 8 of our Annual Report on Form 10-K for the year ended December 31, 2003 under the heading "Risk Factors."

THE COMPANY

        We are a fully-integrated and self-managed real estate investment trust, or REIT, that focuses on the ownership, management, leasing, acquisition and development of suburban office properties located in select submarkets within the Mid-Atlantic region. Our strategy is to operate in select, demographically strong submarkets where we can achieve critical mass, operating synergies and key competitive advantages, including attracting high quality tenants and securing acquisition and development opportunities. As of June 30, 2004, we owned 132 operating properties encompassing 10.9 million rentable square feet, including two properties held through joint ventures.

        We focus on leasing our office properties to large, financially sound entities with significant, long-term space requirements. As of June 30, 2004, our portfolio was 94.4% leased and 92.9% occupied. Our top 20 tenants, which represented 59.7% of our total annualized revenue as of June 30, 2004, had a weighted average lease term of 5.6 years and an average lease size of approximately 52,700 square feet.

        We believe our extensive experience, market knowledge and network of industry contacts within the Mid-Atlantic region provide us with an important competitive advantage in establishing, maintaining and enhancing our prominence within our targeted submarkets. Our six executive officers have an average of 23 years of real estate experience, specifically in the Mid-Atlantic region. In addition, as of June 30, 2004, our executive officers and trustees collectively owned 20.4% of our common equity interests, on a fully diluted basis.

        We are organized as a REIT under the laws of the state of Maryland. Our principal executive offices are located at 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045 and our telephone number is (410) 730-9092.

Recent Developments

        Since July 1, 2004, we have completed the following:

  Acquisition Transactions:

  •
  On July 19, 2004, we entered into an agreement to acquire for $21.7 million an office building containing 114,126 rentable square feet in Chantilly, Virginia. Upon closing, which we anticipate will occur in September 2004, we expect to assume a $9.9 million loan bearing interest at a fixed rate of 7.94% and maturing in September 2025; and prepayable by us at par on October 1, 2010, October 1, 2015, October 1, 2020 and August 1, 2025. We expect to finance the remaining purchase price using borrowings under our unsecured revolving credit facility and cash reserves.

  •
  On July 26, 2004, we entered into an agreement to acquire approximately 600 acres of land located in Cascade, Maryland, known as the former Fort Ritchie United States Army base, for a contingent purchase amount greater than $5.0 million and not to exceed $9.0 million. The actual purchase price is dependent upon creation of full-time equivalent jobs within the property during a nine year period and upon increases in real property taxes. This 600 acre site contains a mix of office space, support buildings, residential units, and recreational and woodland areas. We estimate potential developable acreage to be 330 to 380 acres. Subject to the satisfactory completion of due diligence, we expect to close this transaction in the first quarter of 2005. We expect to borrow from our unsecured revolving credit facility and use cash reserves to fund this acquisition.

  •
  On August 26, 2004, we entered into a contribution agreement to acquire for $112.5 million all of the membership interests in the entity which owns two office buildings containing 440,102 rentable square feet located on 6.7 acres in McLean, Virginia. At closing, we will assume $64.4 million in indebtedness secured by these properties. This $64.4 million mortgage loan bears interest at a fixed rate of 5.2% per annum and matures in October 2013. We will issue 352,000 convertible preferred units at $25.00 for a total of $8.8 million in consideration. These preferred units possess a liquidation preference of $25.00 per unit, for an aggregate liquidation preference of $8.8 million, plus all accrued and unpaid dividends thereon. The preferred units will be convertible into common units, on a basis of 0.5 common units for each preferred unit, and the common units will be redeemable for common shares or cash in accordance with our partnership agreement. The preferred units will earn an annual cumulative preferred return of 7.5%, or $1.875 per unit, for the first 15 years following the closing date. The annual cumulative preferred return increases for each subsequent five-year period, subject to certain maximum limits, pursuant to the amendment to our partnership agreement that will be entered into to create the preferred units. We will have the right to redeem these preferred units at par on the 15th anniversary of the closing. We plan to finance the remaining purchase price of $39.3 million with borrowings of approximately $34.5 million under a new secured term loan facility, borrowings under our existing unsecured revolving credit facility and cash reserves. The new secured term loan facility will bear interest based upon a pricing grid and will be initially priced at LIBOR plus 1.20%. This new secured term loan facility will mature 36 months from the closing date, subject to our right to exercise a one-year extension option.

  •
  On August 27, 2004, we amended a January 27, 2004 agreement to acquire an additional property for an aggregate of eleven office/flex buildings and two land parcels in St. Mary's County, Maryland. We already purchased nine office/flex buildings, containing 489,924 rentable square feet, and the two land parcels, under the original agreement in the first and second quarter of 2004. Under this amendment, we agreed to acquire for a combined purchase price of $8.0 million the remaining two office/flex buildings, containing 70,030 rentable square feet. Closing on these two additional buildings is dependent upon our approval and the existing lender's approval of our assumption of a combined $4.1 million in indebtedness secured by the properties. Each loan bears interest at a fixed rate of 8.75% and matures in August 2007. We anticipate financing the remaining portion of the purchase price using borrowings under our unsecured revolving credit facility and cash reserves.

  •
  On September 20, 2004, we acquired 14.0 acres of land located in Columbia Gateway Business Park in Columbia, Maryland. We acquired the land for $6.3 million which was funded with $1.1 million in cash and a $5.0 million loan from the seller. This non-interest bearing loan is repayable in $2.5 million installments due in December 2004 and in March 2005.

  Financing Transactions:

  •
  On July 15, 2004, we redeemed 1,248,150 of our 1,250,000 Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares") at a price of $25.00 per share. We expect to redeem the remaining 1,850 Series B Preferred Shares in the near future. We recorded a $1.8 million charge in July 2004 as a result of the write-off of the initial offering costs associated with the issuance of the Series B Preferred Shares. We reduced our previously announced earnings estimate for the year ending December 31, 2004 for both earnings per share ("EPS") on a fully diluted basis and funds from operations ("FFO") on a fully diluted basis by approximately $0.04 per share.

  •
  On August 27, 2004, we obtained a $115.0 million mortgage loan, secured by three properties, bearing interest at a fixed-rate of 5.47% and maturing on September 1, 2011. We used $43.6 million to retire a mortgage loan secured by one of the properties, bearing interest at a floating rate of LIBOR plus 1.85%. The remaining loan proceeds were used to repay borrowings under our unsecured revolving credit facility and for general corporate purposes.

  •
  On September 11, 2004, we paid $4.9 million to acquire the remaining 50% interest in the joint venture that owned 2720 Technology Drive (referred to as 220 NBP), and now own 100% of this property. We previously consolidated this joint venture on our balance sheet. This former development property also became operational in September 2004 upon commencement of rental payments from the sole tenant.

  •
  On September 14, 2004, we announced an increase of 8.5% in our quarterly common share dividend from $0.235 to $0.255 per share.

  Significant Leasing Transactions:

  •
  On August 26, 2004, we executed a lease with Northrop Grumman Systems Corporation for all 103,683 rentable square feet of 2691 Technology Drive (referred to as 191 NBP). This building is being constructed with an anticipated occupancy in third quarter 2005.

  •
  On September 21, 2004, we executed a lease with Booz Allen Hamilton Inc. for all 162,498 rentable square feet of 304 Carina Drive (referred to as 304 NBP). This building is being constructed with an anticipated occupancy in first quarter 2006.

USE OF PROCEEDS

        We intend to contribute to our operating partnership the net proceeds from the sale of the 2,000,000 common shares, expected to be approximately $50.1 million after payment of our expenses related to this offering, or approximately $57.6 million if the underwriter's over-allotment option is exercised in full. Our operating partnership intends to use all the net proceeds from this offering to repay borrowings under our $300.0 million unsecured revolving credit facility. The weighted average interest rate on this facility was 2.60% as of June 30, 2004, and $184.0 million was outstanding as of that date. We may reborrow amounts repaid under the unsecured revolving credit facility for general corporate purposes.

DESCRIPTION OF SHARES

Common Shares

        A summary of the terms and provisions of our common shares is contained in "Description of Shares—Common Shares" in the accompanying prospectus.

CERTAIN FEDERAL INCOME TAX MATTERS

        The following summary of certain Federal income tax considerations regarding an investment in our common shares is based on current law, is for general information only and is not tax advice. This summary supplements the discussion set forth in the accompanying prospectus under the heading "Federal Income Tax Matters." This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances.

        Each prospective purchaser is advised to consult his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and sale of the common shares and of our election to be taxed as a REIT, including the Federal, state, local, foreign income and other tax consequences of such purchase, ownership, sale and election, and of potential changes in applicable tax laws. References in this discussion to "COPT" are to Corporate Office Properties Trust, the Maryland real estate investment trust.

Distributions on Common Shares

        For a discussion of the treatment of dividends and other distributions with respect to the common shares, see "Federal Income Tax Matters—Taxation of Shareholders" in the accompanying prospectus. In determining the extent to which a distribution with respect to the common shares constitutes a dividend for tax purposes, our earnings and profits will be allocated, on a pro rata basis, first to distributions with respect to any class of preferred shares, and then to our common shares.

        Pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Tax Act"), "qualified dividend income" received by non-corporate U.S. shareholders will generally be subject to Federal income tax at the rate applicable to long-term capital gains (currently at a maximum rate of 15%). Qualified dividend income generally includes dividends paid by domestic "C" corporations and certain qualified foreign corporations to most non-corporate U.S. shareholders. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding period requirements are met and the REIT's dividends are attributable to dividends received from taxable corporations (such as taxable REIT subsidiaries) or to income that was subject to Federal income tax at the corporate/REIT level (for example, if the REIT distributes taxable income that it had retained and paid tax on in the preceding taxable year). The currently applicable provisions of the Federal income tax laws relating to qualified dividend income are currently scheduled to "sunset," or revert back to prior provisions of law, effective for taxable years beginning after December 31, 2008, at which time the capital gains rate is scheduled to be increased to 20% and the rate applicable to dividends is scheduled to be increased to the tax rate then applicable to ordinary income.

Tax Shelter Regulations

        If a stockholder recognizes a loss upon a subsequent disposition of our common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards "tax shelters," they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in Congress, which, if enacted, would impose significant penalties for failure to comply with these requirements. You should consult your own tax advisors concerning any possible disclosure obligation with respect to the ownership or disposition of our common shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Requirements for Qualification as a Taxable REIT Subsidiary

        The discussion under this heading supplements and, to the extent inconsistent therewith, supercedes the discussion in the accompanying prospectus under the heading "Federal Income Tax Matters—REIT Qualification Requirements—Asset Tests." A corporation will qualify as a "taxable REIT subsidiary" with respect to COPT only if (i) either (x) COPT directly or indirectly owns stock in such corporation and COPT and such corporation jointly make a taxable REIT subsidiary election in accordance with applicable procedures or (y) a taxable REIT subsidiary of COPT owns, directly or indirectly, securities possessing more than 35% of the total voting power of the outstanding securities of such corporation or securities having a value of more than 35% of the total value of the outstanding securities of such corporation and (ii) such corporation does not directly or indirectly (x) operate or manage a lodging or health care facility or (y) provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging facility or health care facility is operated. For purposes of this paragraph, references to a "lodging facility" are to a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis and references to a "health care facility" are to a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility or other licensed facility which extends medical, nursing or ancillary services to patients.

        In addition to the REIT asset tests described in the accompanying prospectus, COPT will also be subject to a rule that generally requires, for REIT qualification, that, as of the close of each quarter of each taxable year, not more than 20% of COPT's total assets be represented by securities of taxable REIT subsidiaries.

Grandfathered Securities for Purposes of Certain REIT Asset Tests

        The discussion under this heading supplements and, to the extent inconsistent therewith, supercedes the discussion in the accompanying prospectus under the heading "Federal Income Tax Matters—REIT Qualification Requirements—Asset Tests." "Grandfathering" rules exempt from the Issuer Value Test certain securities owned by the REIT on July 12, 1999, but the benefit of the grandfathering rules can be lost in some circumstances.

Treatment of Rents from Certain Related Parties for Purposes of REIT Income Tests

        The discussion under this heading supplements and, to the extent inconsistent therewith, supercedes the discussion in the accompanying prospectus under the heading "Federal Income Tax Matters—REIT Qualification Requirements—Gross Income Tests—The 75% Test." Rents received or accrued from a tenant will not qualify as "rents from real property" for purposes of the 75% gross income test or the 95% gross income test if COPT, or a person owning, actually or under applicable constructive ownership rules, a 10% or greater interest in COPT, directly or constructively owns 10% or more of such tenant, unless (i) such rents are received or accrued from a taxable REIT subsidiary and (ii) either (x) at least 90% of the leased property in respect of which COPT is receiving or accruing such rents is occupied by persons other than taxable REIT subsidiaries of COPT and the amounts paid to COPT by the taxable REIT subsidiary as rents with respect to such property are substantially comparable to rents paid by other tenants of such property or (y) such rents are received in respect of a "qualified lodging facility" where such facility is operated on behalf of the taxable REIT subsidiary by a person who is an "eligible independent contractor" (as such term is defined for purposes of the REIT provisions of the Code).

Proposed Legislation

        Legislation was recently passed by the U.S. House of Representatives and Senate that would amend certain rules relating to REITs. As of the date hereof, this proposed legislation has not been enacted into law and it is not possible to predict with any certainty whether this proposed legislation will be enacted in its current form or at all. The provisions contained in the proposed legislation generally would apply, with certain exceptions, to taxable years beginning after the date the proposed legislation is enacted. Prospective investors are urged to consult their tax advisors regarding the specific tax consequences relating to the proposed legislation.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated September 23, 2004, we have agreed to sell to Credit Suisse First Boston LLC, as sole underwriter, 2,000,000 common shares.

        The underwriting agreement provides that the underwriter is obligated to purchase all of the common shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

        We have granted to the underwriter a 30-day option to purchase up to 300,000 additional common shares at the initial public offering price less the underwriting discounts and commissions. The option may only be exercised to cover any over-allotments of common shares.

        The underwriter proposes to offer the common shares initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.10 per share. The underwriter and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the underwriter may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$0.1500	$0.1500	$300,000	$345,000
Expenses payable by us	$0.0715	$0.0622	$143,000	$143,000

        We have agreed that subject to certain exceptions, for a period of 60 days after the date of this prospectus supplement, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriter.

        Our executive officers and certain of our trustees have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares, common units, or securities convertible into or exchangeable or exercisable for any common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the underwriter for a period of 60 days after the date of this prospectus supplement.

        We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

        The underwriter and its affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.

        In connection with the offering the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriter of common shares in excess of the number of common shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriter is not greater than the number of common shares that it may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing common shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriter will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which it may purchase common shares through the over-allotment option. If the underwriter sells more common shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, if the underwriter is a market maker in the common shares it may, subject to limitations, make bids for or purchase our common shares until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by the underwriter and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of common shares for sale to its online brokerage account holders. Internet distributions, if any, will be allocated by the underwriter on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

        By purchasing common shares in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under "—Resale Restrictions."

Rights of Action Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security ordered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the common shares, for rescission against us in the event that this prospectus supplement or the accompanying prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common shares were ordered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our trustees and officers as well as the experts named herein are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser.

EXPERTS

        The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K of Corporate Office Properties Trust for the year ended December 31, 2003 and the audited historical summary of revenue and certain expenses of 10150 York Road included on pages F-16 through F-20 of Corporate Office Properties Trust's Current Report on Form 8-K dated September 22, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The statement of revenue and certain expenses of TRC Pinnacle Towers, L.L.C. for the year ended December 31, 2003, appearing in Corporate Office Properties Trust's Current Report on Form 8-K dated April 15, 2004 and filed on September 22, 2004, has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph noting that the statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to such statement of revenue and certain expenses, and is not intended to be a complete presentation of the revenue and expenses of TRC Pinnacle Towers, L.L.C.) included therein and incorporated herein by reference. Such statement of revenue and certain expenses is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        Certain legal matters in connection with the common shares offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania and for the underwriter by Clifford Chance US LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the SEC in connection with this offering. In addition, we file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov. Our reference to the SEC's Internet site is intended to be an inactive textual reference only.

        This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. If a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts or other documents, the reference may not be complete and you should refer to the exhibits that are a part of or incorporated by reference in the registration statement for a copy of the contract or document.

        The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus supplement. Later information filed with the SEC will update and supersede this information.

        We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended until this offering is completed:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2003.

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2004 and March 31, 2004.

  •
  Our Current Reports on Form 8-K filed with the SEC on September 22, 2004, August 26, 2004, April 20, 2004 and April 13, 2004.

        You may request a copy of these filings, at no cost, by contacting Mary Ellen Fowler, Vice President, Finance and Investor Relations, Corporate Office Properties Trust, 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045, by telephone at 410-992-7324, by facsimile at 410-740-1174, or by e-mail at maryellen.fowler@copt.com, or by visiting our website, www.copt.com. The information contained on our website is not part of this prospectus supplement. Our reference to our website is intended to be an inactive textual reference only.

PROSPECTUS

CORPORATE OFFICE PROPERTIES TRUST
$400,000,000
COMMON SHARES OF BENEFICIAL INTEREST
PREFERRED SHARES OF BENEFICIAL INTEREST
DEPOSITARY SHARES
WARRANTS

This prospectus relates to common shares of beneficial interest, preferred shares of beneficial interest, depositary shares representing interests in preferred shares and warrants to purchase common shares and/or preferred shares, or any combination of these securities, that we may sell from time to time in one or more offerings. The aggregate public offering price of the securities we may sell in these offerings will not exceed $400,000,000. We will provide the specific terms and conditions of these sales and the securities offered in supplements to this prospectus prepared in connection with each offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and each applicable prospectus supplement carefully before you invest in the securities. The securities may be offered directly, through agents on our behalf to or through underwriters.

Our common shares are listed on the New York Stock Exchange under the symbol "OFC." We have not yet determined whether any of the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system, or over-the-counter market. If we decide to seek listing of any such securities, a prospectus supplement relating to those securities will disclose the exchange, quotation system or market on which the securities will be listed.

Investing in our securities involves risks. See "Risk Factors" beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 22, 2003.

        The terms "COPT," "Company," "we," "our" and "us" refer to Corporate Office Properties Trust and its subsidiaries, including Corporate Office Properties, L.P., which we refer to as our operating partnership, Corporate Office Management, Inc. ("COMI"), Corporate Development Services, LLC, Corporate Office Services, LLC, Corporate Realty Management, LLC and Corporate Cooling & Controls, LLC, unless the context suggests otherwise. The term "you" refers to a prospective investor.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process, which enables us, from time to time, to offer and sell in one or more offerings common shares, preferred shares, depositary shares and warrants to purchase common shares and/or preferred shares or any combination of these securities. The aggregate public offering price of the securities we sell in these offerings will not exceed $400,000,000. This prospectus contains a general description of the securities that we may offer. Each time we sell any securities pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement, together with the additional information described below under the heading "Where You Can Find More Information," before you decide whether to invest in the securities.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations and estimates about future events and financial trends affecting our business. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, actual results may differ materially from those addressed in the forward-looking statements. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

        Important factors that may affect these expectations, estimates or projections include, but are not limited to:

  •
  our ability to borrow on favorable terms;

  •
  general economic and business conditions, which will, among other things, affect office property demand and rents, tenant creditworthiness, interest rates and financing availability;

  •
  adverse changes in the real estate markets including, among other things, competition with other companies;

  •
  risks relating to real estate acquisitions and development;

  •
  governmental actions and initiatives;

  •
  environmental requirements; and

  •
  the other factors described in this prospectus beginning on page 3 under the heading "Risk Factors."

SUMMARY

        This summary highlights selected information about us. Because it is a summary, it does not contain all of the information that you should consider before reaching an investment decision. To understand us and the securities that may be offered pursuant to this prospectus, you should read the entire prospectus carefully, especially the "Risk Factors" section beginning on page 3 and the documents we refer you to in the section called "Where You Can Find More Information" beginning on page 39.

Our Company

        We are a fully-integrated and self-managed real estate investment trust, or REIT, that focuses on the ownership, management, leasing, acquisition and development of suburban office properties located in the Mid-Atlantic region. Our strategy is to operate in select, demographically strong submarkets where we can achieve operating synergies and key competitive advantages, including attracting high quality tenants and securing acquisition and development opportunities. As of June 30, 2003, we owned 113 operating properties, including three properties owned through joint ventures, encompassing 9.5 million square feet.

        We focus on leasing our office properties to large, financially sound entities with significant, long-term space requirements. As of June 30, 2003, our portfolio was 92.0% leased. Our top twenty tenants, which represented 63.2% of our total annualized revenue as of June 30, 2003 had a weighted average lease term of 5.9 years and an average lease size of 58,544 square feet.

        We believe our extensive experience, market knowledge and network of industry contacts within the Mid-Atlantic region provide us with an important competitive advantage in establishing, maintaining and enhancing our prominence within our targeted submarkets. Our six executive officers have an average of 26 years of real estate experience, specifically in the Mid-Atlantic region. In addition, as of June 30, 2003, our executive officers and trustees collectively owned 22.0% of our common equity interests, on a fully diluted basis.

        We are organized as a REIT under the laws of the State of Maryland. Our principal executive offices are located at 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045 and our telephone number is (410) 730-9092.

Recent Developments

        Since the quarter ended June 30, 2003, we completed the following transactions:

  •
  acquired a five office property portfolio in Northern Virginia on July 25 2003, which was 96.3% occupied as of June 30, 2003 and contains 433,814 square feet, for $75.5 million. We funded this acquisition using proceeds from a $45.0 million mortgage loan, $30.0 million in borrowings under our secured revolving credit facility and cash reserves for the balance. The $45.0 million mortgage loan closed simultaneously with the acquisition, bears interest at an annual rate of LIBOR plus 2.0% and matures in July 2004, subject to our ability to extend the maturity date pursuant to two six-month extension options.

  •
  sold 2,200,000 shares of our 8% Series G Cumulative Redeemable Preferred Shares in an underwritten public offering, raising $53.2 million in net proceeds. We used the net proceeds from this offering plus cash reserves to repay $58.0 million in borrowings under our $150.0 million secured revolving credit facility.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below before purchasing our securities. While our most significant risks and uncertainties are described below, these are not the only risks that we face. If any of the following actually occurs, our business, financial condition or operating results could be materially harmed, the trading price of our securities, to the extent such securities are listed on any exchange, inter-dealer quotation system or over-the-counter market, could decline and you may lose all or part of your investment. In addition to the risks and uncertainties described below, you should carefully consider all of the information in this prospectus and the documents we refer you to in the section in this prospectus called "Where You Can Find More Information."

We may suffer adverse consequences as a result of our reliance on rental revenues for our income.

        We earn revenue from renting our properties. Our operating costs do not necessarily fluctuate in relation to changes in our rental revenue. This means that our costs will not necessarily decline and may increase even if our revenues decline.

        For new tenants or upon lease expiration for existing tenants, we generally must make improvements and pay other tenant-related costs for which we may not receive increased rents. We also make building-related capital improvements for which tenants may not reimburse us.

        If our properties do not generate revenue sufficient to meet our operating expenses and capital costs, we may have to borrow additional amounts to cover these costs. In such circumstances, we would likely have lower profits or possibly incur losses. We may also find in such circumstances that we are unable to borrow to cover such costs, in which case our operations could be adversely affected. Moreover, there may be less or no cash available for distributions to our shareholders.

Adverse developments concerning some of our key tenants could have a negative impact on our revenue.

        As of June 30, 2003, twenty tenants accounted for approximately 63.2% of our total annualized rental revenue, and five of these tenants accounted for approximately 36.0% of our total annualized rental revenue. Information regarding our five largest tenants is set forth below:

Tenant	Total Annualized Rental Revenue at June 30, 2003	Percentage of Total Annualized Rental Revenue	Number of Buildings in Which Tenant Leased Space
	(in thousands)
United States Government(1)	$22,104	13.6%	21
Computer Sciences Corporation(2)	10,600	6.5%	3
AT&T Local Services(2)	9,100	5.6%	6
VeriSign, Inc.(3)	8,985	5.5%	1
Unisys(4)	7,593	4.7%	3

(1)
Generally, the leases with the United States Government provide for one-year terms or provide for early termination rights. The United States Government may terminate its leases if, among other reasons, the United States Congress fails to provide funding. Congress has appropriated funds for these leases through September 2003.

(2)
Includes affiliated companies and organizations.

(3)
VeriSign, Inc. has the right to terminate the lease with respect to a maximum of 232,268 rentable square feet at designated times from June 2005 through September 2006.

(4)
Unisys subleases some of its space to Merck and Co., Inc. Revenue from this subleased space is not included in total annualized rental revenue for Unisys.

        If any of our five largest tenants fail to make rental payments to us, or if the United States Government elects to terminate several of its leases and the space cannot be re-leased on satisfactory terms, there would be an adverse effect on our financial performance and ability to make distributions to our shareholders.

        We classify the revenue from our leases into industry groupings based solely on management's knowledge of the tenants' operations in leased space. Occasionally, classifications require subjective and complex judgments. For example, we have a tenant that is considered by many to be in the computer industry; however, since the nature of that tenant's operations in the space leased from us is focused on providing service to the United States Government's defense department, we classify the revenue we earn from the lease as United States Government defense/defense contractor industry revenue. We do not use independent sources such as Standard Industrial Classification codes for classifying our revenue into industry groupings and if we did, the resulting groupings would be materially different. As of June 30, 2003, the United States defense industry (comprised of the United States Government and defense contractors) accounted for approximately 39.2% of our total annualized rental revenue. Most of the 13.6% of our total annualized rental revenue that we derived from leases with agencies of the United States Government as of June 30, 2003 is included in the 39.2% of our total annualized revenue from the United States defense industry.

        We have become increasingly reliant on defense industry tenants, particularly due to the increased activity in that sector following the events of September 11, 2001. Furthermore, we expect that the percentage of our total annualized rental revenue derived from the defense industry will continue to increase. A reduction in government spending for defense could affect the ability of these tenants to fulfill lease obligations or decrease the likelihood that these tenants will renew their leases. In the case of the United States Government, a reduction in government spending could result in the early termination of leases. Such occurrences could have an adverse effect on our results of operations, financial condition, cash flows and ability to make distributions to our shareholders.

We rely on the ability of our tenants to pay rent and would be harmed by their inability to do so.

        Our performance depends on the ability of our tenants to fulfill their lease obligations by paying their rental payments in a timely manner. We believe that the recent economic slowdown in the United States has, and could continue to, adversely affect a number of our tenants. In addition, as noted above, we rely on a few major tenants for a large percentage of our total rental revenue. If one of our major tenants, or a number of our smaller tenants, were to experience financial difficulties, including bankruptcy, insolvency or general downturn of business, there could be an adverse effect on our financial performance and distributions to shareholders.

Our properties are geographically concentrated in the Mid-Atlantic region, particularly in the Baltimore/Washington corridor. We believe that our occupancy rates have been affected as a result of adverse conditions in that region, as well as in the United States generally, and we may suffer economic harm if these conditions continue.

        All of our properties are located in the Mid-Atlantic region of the United States. As of June 30, 2003, our properties located in the Baltimore/Washington corridor accounted for 55.3% of our total annualized rental revenue. Our properties are also typically concentrated in office parks in which we own most of the properties. Consequently, we do not have a broad geographic distribution of our properties. As a result, a decline in the real estate market or general economic conditions in the Mid-Atlantic region, the Baltimore/Washington corridor or the office parks in which our properties are located could have an adverse effect on our financial position, results of operations, cash flows and ability to make distributions to our shareholders.

        We believe that the recent economic slowdown in the United States has adversely affected occupancy rates in the Mid-Atlantic region and our properties and, in turn, led to downward pressure on rental rates. Occupancy in our portfolio decreased from 94.1% at June 30, 2002 to 91.6% at June 30, 2003; this decrease reflected a somewhat larger decline in our Baltimore/Washington corridor properties, where occupancy decreased from 93.3% at June 30, 2002 to 90.3% at June 30, 2003. Lower occupancy rates and the resulting increased competition for tenants in our operating regions placed downward pressure on rental rates in most of these regions, a trend that we believe will affect us further as we attempt to lease vacant space and renew leases scheduled to expire on occupied space. If occupancy rates in our regions do not improve or further decline, we may have difficulty leasing both existing vacant space and space associated with future lease expirations at rental rates that are sufficient to meet our short term capital needs, which could adversely affect our financial position, results of operations, cash flows and ability to make distributions to shareholders.

We would suffer economic harm if we were unable to renew our leases on favorable terms.

        When leases for our properties expire, our tenants may not renew or may renew on terms less favorable to us than the terms of their original leases. If a tenant leaves, we can expect to experience a vacancy for some period of time as well as higher capital costs than if a tenant renews. As a result, our financial performance and ability to make distributions to our shareholders could be adversely affected if we experience a high volume of tenant departures at the end of their lease terms. Set forth below are the percentages of total annualized rental revenue as of June 30, 2003 that were subject to scheduled lease expirations for the six month period from July 1, 2003 through December 31, 2003 and in each of the next four calendar years:

2003 (from July 1, 2003)	2.3%
2004	9.4%
2005	11.0%
2006	11.1%
2007	15.0%

        Our government leases generally provide for early termination rights; the percentages reported above assume no exercise of such early termination rights. Government leases that provide for early termination rights accounted for 13.6% of our total annualized rental revenue at June 30, 2003.

We may not be able to compete successfully with other entities that operate in our industry.

        The commercial real estate market is highly competitive. We compete for the purchase of commercial property with many entities, including other publicly traded commercial REITs. Many of our competitors have substantially greater financial resources than we do. If our competitors prevent us from buying properties that we target for acquisition, we may not be able to meet our property acquisition and development goals. Moreover, numerous commercial properties compete for tenants with our properties. Some of the properties competing with ours may have newer or more desirable locations, or the competing properties' owners may be willing to accept lower rates than are acceptable to us. Competition for property acquisitions, or for tenants in properties that we own, could have an adverse effect on our financial performance and distributions to our shareholders.

We may be unable to execute our plans to develop and construct additional properties.

        Although the majority of our investments are in currently leased properties, we also develop and construct properties, including some that are not fully pre-leased. When we develop and construct properties, we assume the risk that actual costs will exceed our budgets, that we will experience construction or development delays and that projected leasing will not occur, any of which could adversely affect our financial performance and our ability to make distributions to our shareholders. In addition, we generally do not obtain construction financing commitments until the development stage of a project is complete and construction is about to commence. We may find that we are unable to obtain financing needed to continue with the construction activities for such projects.

We may suffer economic harm as a result of the actions of our joint venture partners.

        We invest in certain entities in which we are not the exclusive investor or principal decision maker. As of June 30, 2003, we owned a total of 113 properties, three of which were held through joint ventures. Aside from our inability to unilaterally control the operations of these joint ventures, our investments entail the additional risks that (1) the other parties to these investments may not fulfill their financial obligations as investors, in which case we may need to fund such parties' share of additional capital requirements and (2) the other parties to these investments may take actions that are inconsistent with our objectives, either of which could have an adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our shareholders.

We are subject to possible environmental liabilities.

        We are subject to various federal, state and local environmental laws. These laws can impose liability on property owners or operators for the costs of removal or remediation of hazardous substances released on a property, even if the property owner was not responsible for the release of the hazardous substances. Costs resulting from environmental liability could be substantial. The presence of hazardous substances on our properties may also adversely affect occupancy and our ability to sell or borrow against those properties. In addition to the costs of government claims under environmental laws, private plaintiffs may bring claims for personal injury or other reasons. Additionally, various laws impose liability for the costs of removal or remediation of hazardous substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous substances at such a facility is potentially liable under such laws. These laws often impose liability on an entity even if the facility was not owned or operated by the entity.

Real estate investments are illiquid, and we may not be able to sell our properties on a timely basis when we determine it is appropriate to do so.

        Equity real estate investments such as our properties are relatively difficult to sell and convert to cash quickly, especially if market conditions are depressed. Such illiquidity will tend to limit our ability to vary our portfolio of properties promptly in response to changes in economic or other conditions. Moreover, under certain circumstances, the Internal Revenue Code imposes certain penalties on a REIT that sells property held for less than four years. In addition, for certain of our properties that we acquired by issuing units in our operating partnership, we are restricted for a certain period of time from entering into transactions (such as the sale or refinancing of the acquired property) that will result in a taxable gain to the sellers without the sellers' consent. Due to all of these factors, we may be unable to sell a property at an advantageous time.

Our methodology for accounting for property acquisitions with in-place leases may be affected by future interpretive guidance issued by the SEC, which could have an adverse impact on our operating results and our funds from operations.

        We believe that the SEC has expressed concerns regarding the application by many public companies of Financial Accounting Standards Board ("FASB") Statement No. 141, Business Combinations, to acquisitions of properties with in-place leases. We further believe that the SEC is in the process of proposing additional interpretive guidance relating to the application of Statement No. 141. While we believe that our current approach to accounting for property acquisitions is consistent with the current methodology suggested by FASB under Statement No. 141, as well as with industry-wide practice, any additional interpretive guidance issued by the SEC regarding Statement

No. 141 may result in a modification of our accounting for property acquisitions, which modification could have an adverse impact on our operating results and determination of funds from operations, or FFO.

We are subject to other possible liabilities that would adversely affect our financial position and cash flows.

        Our properties may be subject to other risks related to current or future laws, including laws benefiting disabled persons, and state or local laws relating to zoning, construction and other matters. These laws may require significant property modifications in the future for which we may not have budgeted and could result in the levy of fines against us. In addition, although we believe that we adequately insure our properties, we are subject to the risk that our insurance may not cover all of the costs to restore a property that is damaged by a fire or other catastrophic events, including acts of war or terrorism. The occurrence of any of these events could have an adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our shareholders.

As a result of the September 11, 2001 terrorist attacks, we may be subject to increased costs of insurance and limitations on coverage.

        Our portfolio of properties is insured for losses under our property, casualty and umbrella insurance policies through September 2003. Due largely to the terrorist attacks on September 11, 2001, the insurance industry has changed its risk assessment approach and cost structure. We renew our insurance policies on an annual basis, and experienced an increase in our policy premiums in October 2002, at which time we maintained our coverage relating to terrorism. Continuing changes in the insurance industry may increase the cost of insuring our properties and decrease the scope of insurance coverage, either of which could adversely affect our financial position and operating results.

We may suffer adverse effects as a result of the indebtedness that we carry and the terms and covenants that relate to this debt.

        Our strategy is to operate with higher debt levels than most REITs. However, these high debt levels could make it difficult to obtain additional financing when required and could also make us more vulnerable to an economic downturn. Most of our properties have been mortgaged to collateralize indebtedness. In addition, we rely on borrowings to fund some or all of the costs of new property acquisitions, construction and development activities and other items. Our organizational documents do not limit the amount of indebtedness that we may incur.

        As of June 30, 2003, our total outstanding debt was $736.1 million, and our debt to undepreciated book value of real estate assets was 60.4%. We define debt to undepreciated book value of real estate assets as mortgage loans payable divided by gross investment in real estate as computed by adding accumulated depreciation to the net investment in real estate as presented on our balance sheet. Our debt to total market capitalization was 49.4% based upon the $16.93 closing per share market price of our common shares on June 30, 2003. Total market capitalization is the sum of (1) total debt, (2) the value of all outstanding common shares and common units in our operating partnership not owned by us at the $16.93 market price and (3) the total liquidation value of preferred shares.

        Payments of principal and interest on our debt may leave us with insufficient cash to operate our properties or pay distributions to our shareholders as required to maintain our qualification as a REIT. We are also subject to the risks that:

  •
  we may not be able to refinance our existing indebtedness or refinance on terms as favorable as the terms of our existing indebtedness;

  •
  certain debt agreements of our operating partnership could restrict the ability of our operating partnership to make cash distributions to us, which could result in reduced distributions to our shareholders or the need to incur additional debt to fund these distributions; and

  •
  if we are unable to pay our debt service on time or are unable to comply with restrictive financial covenants in certain of our mortgage loans, our lenders could foreclose on our properties securing such debt and in some cases other properties and assets that we own.

        A number of our loans are cross-collateralized, which means that separate groups of properties from our portfolio secure each of these loans. More importantly, many of our loans are cross-defaulted, which means that failure to pay interest or principal on any of our loans will create a default on certain of our other loans. Any foreclosure of our properties would result in loss of income and asset value that would negatively affect our financial condition, results of operations, cash flows and ability to make distributions to our shareholders. In addition, if we are in default and the value of the properties securing a loan is less than the loan balance, the lender may require payment from our other assets.

        We use interest rate swap agreements to reduce the impact of changes in interest rates. As of June 30, 2003, we had two interest rate swap agreements in place, each of which is for a notional amount of $50.0 million. These agreements expire in January 2004 and January 2005. Decreases in interest rates would result in increased interest payments due under interest rate swap agreements in place and could result in the Company recognizing a loss and remitting a payment to unwind such agreements. As of June 30, 2003, approximately 32.9% of our total debt had variable interest rates, excluding effects of the outstanding interest rate swap agreements. This percentage decreases to 19.3% when including the effect of the interest rate swap agreements in effect at June 30, 2003. If short-term interest rates were to rise, our debt service payments on adjustable rate debt would increase, which would lower our net income and could decrease our distributions to our shareholders.

        We must refinance our mortgage debt in the future. Our scheduled debt payments for the six month period from July 1, 2003 through December 31, 2003 and in each of the next four calendar years, including maturities, are as follows:

Year	Amount (in thousands)
2003 (from July 1, 2003)	$59,925	(1)
2004	185,256	(2)
2005	69,611	(3)
2006	73,281
2007	65,898

(1)
Includes a $36.0 million maturity in November, which may be extended for a one-year period, subject to certain conditions.

(2)
Includes maturities of $89.0 million in March and $25.8 million in August, each of which may be extended for a one-year period, subject to certain conditions.

(3)
Includes a $40.0 million maturity in January, which may be extended for two six-month periods, subject to certain conditions.

        Our operations likely will not generate enough cash flow to repay some or all of this debt without additional borrowings or new equity financings. If we cannot refinance our debt, extend the repayment dates, or raise additional equity prior to the date when our debt matures, we would default on our existing debt, which would have an adverse effect on our financial position, results of operations, cash flows and ability to make distributions to our shareholders.

We may be unable to continue to make shareholder distributions at expected levels.

        We intend to make regular quarterly cash distributions to our shareholders. However, distribution levels depend on a number of factors, some of which are beyond our control.

        Our loan agreements contain provisions that could restrict future distributions. Our ability to sustain our current distribution level will also be dependent, in part, on other matters including:

  •
  continued property occupancy and timely payment by tenants of rent obligations;

  •
  the amount of future capital expenditures and expenses relating to our properties;

  •
  the level of leasing activity and future rental rates;

  •
  the strength of the commercial real estate market;

  •
  competition;

  •
  the costs of compliance with environmental and other laws;

  •
  our corporate overhead levels;

  •
  the amount of uninsured losses; and

  •
  our decision to reinvest in operations rather than distribute available cash.

        In addition, we can make distributions to the holders of our common shares only after we make preferential distributions to holders of our preferred shares.

Our ownership limits are important factors that may prevent a change of control or otherwise affect the ownership of our common and preferred shares.

        Our Declaration of Trust limits ownership of our common shares by any single shareholder to 9.8% of the number of the outstanding common shares or 9.8% of the value of the outstanding common shares, whichever is more restrictive. Our Declaration of Trust also limits ownership by any single shareholder of our common and preferred shares in the aggregate to 9.8% of the aggregate value of the outstanding common and preferred shares. We call these restrictions the "Ownership Limit." Our Declaration of Trust allows our Board of Trustees to exempt shareholders from the Ownership Limit, and our Board of Trustees has exempted the foreign trust owning all of our 4% Series D Cumulative Convertible Redeemable Preferred Shares from the Ownership Limit.

Our Declaration of Trust includes other provisions that may prevent or delay a change of control.

        Subject to the requirements of the New York Stock Exchange, our Board of Trustees has the authority, without shareholder approval, to issue additional securities on terms that could delay or prevent a change in control. In addition, our Board of Trustees has the authority to reclassify any of our unissued common shares into preferred shares. Our Board of Trustees may issue preferred shares with such preferences, rights, powers and restrictions as our Board of Trustees may determine, which could also delay or prevent a change in control.

Our Board of Trustees is divided into three classes of Trustees, which could delay a change of control.

        Our Declaration of Trust divides our Board of Trustees into three classes. The term of one class of the Trustees expires each year, at which time a successor class is elected for a term ending at the third succeeding annual meeting of shareholders. Such staggered terms make it more difficult for a third party to acquire control of us.

The Maryland business statutes also impose potential restrictions on a change of control of our company.

        Various Maryland laws may have the effect of discouraging offers to acquire us, even if the acquisition would be advantageous to shareholders. Our bylaws exempt us from such laws, but our Board of Trustees can change our bylaws at any time to make these provisions applicable to us.

Our failure to qualify as a REIT would have adverse tax consequences.

        We believe that since 1992 we have qualified for taxation as a REIT for federal income tax purposes. We plan to continue to meet the requirements for qualification taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to shareholders at least 90% of our REIT taxable income (excluding capital gains). The fact that we hold most of our assets through our operating partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible for us to remain qualified as a REIT.

        If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our shareholders. This would likely have a significant adverse effect on the value of our securities. In addition, we would no longer be required to make any distributions to our shareholders.

We have certain distribution requirements that reduce cash available for other business purposes.

        As a REIT, we must distribute 90% of our annual taxable income (excluding capital gains), which limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time that we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement. We may become subject to tax liabilities that adversely affect our operating cash flow and available cash for distribution to shareholders.

A number of factors could cause our security prices to decline.

        As is the case with any publicly-traded securities, certain factors outside of our control could influence the value of our common and preferred shares. These conditions include, but are not limited to:

  •
  market perception of REITs in general and office REITs in particular;

  •
  market perception of REITs relative to other investment opportunities;

  •
  the level of institutional investor interest in our company;

  •
  general economic and business conditions;

  •
  prevailing interest rates; and

  •
  market perception of our financial condition, performance, dividends and growth potential.

        Generally, REITs are tax-advantaged relative to C corporations because they are not subject to corporate-level federal income tax on income that they distribute to shareholders. However, Congress recently made changes to the tax laws and regulations that could make it less advantageous for investors to invest in REITs. The Jobs and Growth Tax Relief Reconciliation Act of 2003, or the 2003 Act, provides that generally for taxable years beginning after December 31, 2002 and before December 31, 2008, certain dividends received by domestic individual shareholders from certain C corporations are subject to a reduced rate of tax of up to 15%. Prior to this Act, such dividends received by domestic individual shareholders were generally subject to tax at ordinary income rates, which were as high as 38.6%. In general, the provisions of the Act do not benefit individual shareholders of REITs and could make an investment in a C corporation that is not a REIT more attractive than an investment in a REIT. We cannot predict the effects that this Act may have on the market price for our common or preferred shares.

        The average daily trading volume of our common shares during the three months ended June 30, 2003 was approximately 121,000 shares, and the average trading volume of our publicly-traded preferred shares was generally insignificant. As a result, relatively small volumes of transactions could have a pronounced effect on the market price of such shares.

We are dependent on external sources of capital for future growth.

        As noted above, because we are a REIT, we must distribute 90% of our annual taxable income. Due to this requirement, we will not be able to fund our acquisition, construction and development activities using cash flow from operations. Therefore, our ability to fund these activities is dependent on our ability to access capital funded by third parties. Such capital could be in the form of new loans, equity issuances of common shares, preferred shares, common and preferred units in our operating partnership or joint venture funding. Such capital may not be available on favorable terms or at all. Moreover, additional debt financing may substantially increase our leverage and subject us to covenants that restrict management's flexibility in directing our operations, and additional equity offerings may result in substantial dilution of our shareholders' interests. Our inability to obtain capital when needed could have a material adverse effect on our ability to expand our business and fund other cash requirements.

Certain of our officers and Trustees have potential conflicts of interest.

        Certain of our officers and members of our Board of Trustees own partnership units in our operating partnership. These individuals may have personal interests that conflict with the interests of our shareholders. For example, if our operating partnership sells or refinances certain of the properties that these officers or Trustees contributed to the operating partnership, the officers or Trustees could suffer adverse tax consequences. Their personal interest could conflict with our interests if such a sale or refinancing would be advantageous to us. We have certain policies in place that are designed to address conflicts of interest. We cannot guarantee, however, that these policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all of our shareholders.

We are dependent on our key personnel, and the loss of any key personnel could have an adverse effect on our operations.

        We are dependent on the efforts of our executive officers. The loss of any of their services could have an adverse effect on our operations. Although certain of our officers have entered into employment agreements with us, we cannot guarantee that they will remain employed with us.

We may change our policies without shareholder approval, which could adversely affect our financial condition, results of operations, market price of our securities or distributions.

        Our Board of Trustees determines all of our policies, including our investment, financing and distribution policies. Although our Board of Trustees has no current plans to do so, it may amend or revise these policies at any time without a vote of our shareholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our securities or distributions.

USE OF PROCEEDS

        Unless otherwise set forth in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds of any sale of the securities that we may offer under this prospectus and any accompanying prospectus supplement for working capital and other general business purposes, which may include capital expenditures, acquisition or development of additional properties, repayment of indebtedness and repurchases of outstanding shares.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

        The following table sets forth our ratios of earnings to combined fixed charges and preferred share dividends for the six months ended June 30, 2003 and for each of the last five calendar years. For purposes of calculating the ratio of earnings to combined fixed charges and preferred share dividends, earnings were calculated by adding fixed charges (excluding preferred share dividends and capitalized interest) and minority interest of holders of common units in our operating partnership to income before minority interests, income taxes, and discontinued operations. Fixed charges consist of interest costs, debt issuance costs and distributions to preferred shareholders and unitholders.

	Six Months Ended June 30, 2003		2002	2001	2000	1999	1998
Ratio of earnings to combined fixed charges and preferred share dividends	—	(1)	1.25x	1.26x	1.30x	1.41x	1.30x

(1)
During the six months ended June 30, 2003, our fixed charges and preferred share dividends included a nonrecurring deemed distribution of approximately $11.2 million in connection with the repurchase of Series C preferred units in our operating partnership at an amount in excess of the recorded book value of the units. As a result, earnings were inadequate to cover fixed charges and preferred share dividends by approximately $3.1 million in the six months ended June 30, 2003.

DESCRIPTION OF SHARES

        The following summary of the terms and provisions of our common shares, preferred shares and depositary shares representing interests in preferred shares does not purport to be complete and is subject to and qualified in its entirety by reference to our Declaration of Trust and the Articles Supplementary to our Declaration of Trust relating to the designation of each series of our preferred shares, each of which is available from us as described in "Where You Can Find More Information."

General

        Under our Declaration of Trust, we are authorized to issue up to 45,000,000 common shares and 15,000,000 preferred shares. As of August 31, 2003, there were 29,491,751 common shares issued and outstanding; 1,725,000 preferred shares were designated as 10% Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares"), 1,250,000 of which were issued and outstanding; 544,000 preferred shares were designated as 4% Series D Cumulative Convertible Redeemable Preferred Shares (the "Series D Preferred Shares"), all of which were issued and outstanding; 1,265,000 shares were designated as 10.25% Series E Cumulative Redeemable Preferred Shares (the "Series E Preferred Shares"), 1,150,000 of which were issued and outstanding; 1,425,000 shares were designated as 9.875% Series F Cumulative Redeemable Preferred Shares (the "Series F Preferred Shares"), all of which were issued and outstanding; and 2,200,000 shares were designated as 8% Series G Cumulative Redeemable Preferred Shares (the "Series G Preferred Shares"), all of which were issued and outstanding. All previously issued and outstanding Series A Preferred Shares have been reacquired by us and restored to the status of undesignated preferred shares under our Declaration of Trust.

        Our Board of Trustees may increase the authorized number of common shares and preferred shares without shareholder approval. We are authorized to issue preferred shares in one or more series, with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, in each case, as are permitted by Maryland law and as our Board of Trustees may determine by resolution.

Common Shares

        All common shares offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of the Series B, D, E, F and G Preferred Shares (collectively referred to as the "Outstanding Preferred Shares") and any other series of preferred shares that we may issue in the future, and to the provisions of our Declaration of Trust regarding the restriction on transfer of common shares, holders of common shares are entitled to receive dividends on such shares if and when authorized and declared by the Board of Trustees out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. Holders of common shares have no preference, conversion, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of our Declaration of Trust regarding the restriction on transfer of common shares, the common shares have equivalent dividend, distribution, liquidation and other rights.

        Subject to the provisions of our Declaration of Trust regarding restrictions on transfer of shares, each outstanding common share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, including the election of Trustees, and, except as provided with respect to any other class or series of shares, the holders of such common shares possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that, except as provided with respect to any other class or series of shares, the holders of a majority of the outstanding common shares can elect all of the Trustees then standing for election.

        Our Declaration of Trust provides for approval by a majority of the votes cast by holders of common shares entitled to vote on the matter in all situations permitting or requiring action by the shareholders, except with respect to: (i) the election of Trustees (which requires a plurality of all the votes cast at a meeting of shareholders at which a quorum is present), (ii) the removal of Trustees (which requires the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote generally in the election of Trustees, which action can only be taken for cause by vote at a shareholder meeting), (iii) the merger of the Company with another entity or the sale (or other disposition) of all or substantially all of the assets of the Company (which requires the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the matter), (iv) the amendment of our Declaration of Trust (which requires the affirmative vote of two-thirds of all the votes entitled to be cast on the matter), and (v) the termination of the Company (which requires the affirmative vote of two-thirds of the outstanding shares entitled to be cast on the matter). Our Declaration of Trust permits the Trustees, without any action by the holders of common shares, (a) by a two-thirds vote, to amend our Declaration of Trust from time to time to qualify as a REIT under the Internal Revenue Code or Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended (the "Maryland REIT Law") and (b) by a majority vote to amend our Declaration of Trust to increase or decrease the aggregate number of shares, or the number of shares of any class of shares, that we have authority to issue.

Units in Our Operating Partnership

        We conduct almost all of our operations through our operating partnership, for which we are the managing general partner. Interests in our operating partnership are in the form of common and preferred units. As of August 31, 2003, we owned approximately 75.4% of the outstanding common units and the 1,250,000 Series B Preferred Units, 544,000 Series D Preferred Units, 1,150,000 Series E Preferred Units, 1,425,000 Series F Preferred Units and 2,200,000 Series G Preferred Units issued by our operating partnership. Our operating partnership repurchased all of the outstanding Series C Preferred Units in June 2003.

        The Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units and Series G Preferred Units have economic terms substantially equivalent to the economic terms of the corresponding Series B Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Preferred Shares, respectively, that we have issued, which terms are described in more detail below.

        The Series B, Series D, Series E, Series F and Series G Preferred Units of our operating partnership are pari passu (i.e., are treated equivalently) in priority over the common units in our operating partnership with respect to quarterly distributions. Distributions on these preferred units are the source of funds for the payment of dividends on our preferred shares.

Preferred Shares

        The Series B Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Preferred Shares were issued in underwritten public offerings in July 1999, April 2001, September 2001 and August 2003 respectively. The Series D Preferred Shares were issued in a private placement to a private investor in January 2001. We contributed the proceeds from each of these offerings to our operating partnership in exchange for a number of preferred units of our operating partnership equal in number to, and of a series having designations, rights and preferences substantially similar to, the preferred shares that we sold in the above-described public offerings and private placement. All previously issued and outstanding Series A Preferred Shares have been reacquired by us and have been restored to the status of undesignated preferred shares under our Declaration of Trust.

        The terms of each series of the Outstanding Preferred Shares are substantially similar to one another and any difference among the terms is noted in the following summary.

        Ranking.    Each series of the Outstanding Preferred Shares, as to dividend rights and rights upon our liquidation, dissolution or winding up, ranks (1) prior or senior to the common shares and any other class or series of our equity securities authorized or designated in the future if the holders of Outstanding Preferred Shares shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of shares of such class or series (the "Junior Shares"); (2) on a parity with any other series of Outstanding Preferred Shares and any other class or series of our equity securities authorized or designated in the future if, by the terms of such class or series, the holders of such class or series of securities and Outstanding Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other (the "Parity Shares"); and (3) junior to any class or series of our equity securities authorized or designated in the future if, by the terms of such class or series, the holders of such class or series shall be entitled to the receipt of dividends and amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of Outstanding Preferred Shares (the "Senior Shares").

        Dividends.    Holders of Outstanding Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on each series of the Outstanding Preferred Shares at the annual rates indicated in the table below.

Series	Annual Dividend Rate	Annual Per Share Dividend Payment	Aggregate Annual Dividend Payment
B	10.0%	$2.50	$3,125,000
D	4.0%	$1.00	$544,000
E	10.25%	$2.5625	$2,946,875
F	9.875%	$2.46875	$3,517,969
G	8.0%	$2.00	$4,400,000

        These dividends are cumulative from the date of original issue, whether or not in any dividend period or periods these dividends have been declared or there are funds legally available for the payment of such dividends, and are payable quarterly on January 15, April 15, July 15 and October 15 of each year, or, if not a business day, the next succeeding business day (each a "Dividend Payment Date" and collectively, the "Dividend Payment Dates"). Any dividend payable on any series of the Outstanding Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record dates, which are fixed by our Board of Trustees and which are not more than 60 nor less than 10 days prior to the related Dividend Payment Dates. Holders of Outstanding Preferred Shares are not entitled to receive any dividends in excess of cumulative dividends on the particular series of Outstanding Preferred Shares. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on a series of Outstanding Preferred Shares that may be in arrears.

        When dividends are not paid in full upon any series of Outstanding Preferred Shares or any other class or series of Parity Shares, or a sum sufficient for this payment is not set apart, all dividends declared upon such series of the Outstanding Preferred Shares and any Parity Shares will be declared ratably in proportion to the respective amounts of dividends accrued and unpaid on such series of Outstanding Preferred Shares and accrued and unpaid on such Parity Shares. Except as set forth in the preceding sentence, unless dividends on a series of the Outstanding Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared, and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment for all past dividend periods, no dividends will be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Outstanding Preferred Shares have been paid, or declared and set apart for payment for all past dividend periods, no dividends (other than dividends or distributions paid with respect to Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, and no Junior Shares will be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of common shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration, and no monies will be paid to or made available for a sinking fund for the redemption of any such Junior Shares, directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor will any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Regardless of the provisions described above, if this declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT, we will not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares.

        Liquidation Preference.    Upon any voluntary or involuntary liquidation, dissolution or winding up, before any payment or distribution by us will be made to or set apart for the holders of any Junior Shares, the holders of each series of Outstanding Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share (the "Outstanding Preferred Shares Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders. Such holders will not be entitled to any further payment. The aggregate amount of the liquidation preference for each series of Outstanding Preferred Shares, exclusive of accrued and unpaid dividends, is as follows:

Series	Liquidation Preference
B	$31,250,000
D	$13,600,000
E	$28,750,000
F	$35,625,000
G	$55,000,000

        Until all holders of each series of Outstanding Preferred Shares have been paid the Outstanding Preferred Shares Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of Junior Shares upon our liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of Outstanding Preferred Shares will be insufficient to pay in full the above-described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then our assets, or the proceeds thereof, will be distributed among all of the holders of Outstanding Preferred Shares and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Outstanding Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full.

        A voluntary or involuntary liquidation, dissolution or winding up will not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets, or a statutory share exchange. Upon any liquidation, dissolution or winding up, after payment has been made in full to the holders of Outstanding Preferred Shares and any Parity Shares, any other series or class or classes of Junior Shares will be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Outstanding Preferred Shares and any Parity Shares will not be entitled to share in that payment or distribution.

        Optional Redemption.    Each series of Outstanding Preferred Shares will not be redeemable by us prior to the date indicated in the table below (except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described under "Description of Shares—Restrictions on Ownership and Transfer").

Series	Redemption Date
B	July 15, 2004
D	January 25, 2006
E	July 15, 2006
F	October 15, 2006
G	August 11, 2008

        On or after the indicated redemption date, we may, at our option, redeem such series of Outstanding Preferred Shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Outstanding Preferred Shares Liquidation Preference for each series, plus all accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series B, D, E and F Shares (other than any portion thereof consisting of accrued and unpaid dividends) will be payable solely with the proceeds from the sale of equity securities by us or our operating partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "equity securities" means any common shares, preferred shares, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into equity securities)) or options to purchase any of the foregoing in us or in our operating partnership.

        In the event of a redemption of any series of Outstanding Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such series of Outstanding Preferred Shares called for redemption will be payable on such Dividend Payment Date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such series of Outstanding Preferred Shares. The redemption date will be selected by us and shall not be less than 30 days nor more than 60 days after the date that notice of redemption is sent by us. If full cumulative dividends on any series of Outstanding Preferred Shares have not been paid or declared and set apart for payment, no Outstanding Preferred Shares of such series may be redeemed unless all Outstanding Preferred Shares of such series are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire such series of Outstanding Preferred Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of that series of Outstanding Preferred Shares.

        If fewer than all of a series of Outstanding Preferred Shares are to be redeemed, we will select the Outstanding Preferred Shares of such series to be redeemed pro rata in proportion to the number of Outstanding Preferred Shares of such series held by holders of such series (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as our Board of Trustees may determine.

        Notice of redemption with respect to the Series B, E, F and G Preferred Shares will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two consecutive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. In addition, notice of redemption of any of the Outstanding Preferred Shares must be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of such series of Outstanding Preferred Shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state: (i) the redemption date, (ii) the number of Outstanding Preferred Shares of the relevant series to be redeemed, (iii) the place or places where certificates for such Outstanding Preferred Shares are to be surrendered for cash and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price or (y) payable on the next Dividend Payment Date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the Outstanding Preferred Shares to be redeemed will cease to accrue, such shares will no longer be deemed to be Outstanding Preferred Shares and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon and (b) if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the right of record holders at the close of business on such record date to receive the dividend payable on such Dividend Payment Date). The full dividend payable on such Dividend Payment Date with respect to such Outstanding Preferred Shares called for redemption will be payable on such Dividend Payment Date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares.

        None of the Outstanding Preferred Shares have a stated maturity or are subject to any sinking fund or mandatory redemption provisions except as provided under "Description of Shares—Restrictions on Ownership and Transfer."

        Subject to applicable law and the limitation on purchases when dividends on the Outstanding Preferred Shares are in arrears, we may, at any time and from time to time, purchase any of the Series B, E, F and G Preferred Shares in the open market, by tender or by private agreement. The Series D Preferred Shares are not publicly traded and may only be purchased by private agreement.

        Voting Rights.    Holders of any series of Outstanding Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

        If and whenever dividends on any series of Outstanding Preferred Shares or any series or class of Parity Shares shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees will be increased by two (if not already increased by reason of similar types of provisions with respect to Voting Parity Shares (as defined below)) and the holders of such series of Outstanding Preferred Shares, together with any class or series of our equity securities then entitled to exercise similar voting rights (the "Voting Parity Shares"), voting as a single class regardless of series or class, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of such series of Outstanding Preferred Shares and of the Voting Parity Shares called, for that purpose. At any time when such right to elect Trustees separately shall have so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of such series of Outstanding Preferred Shares and shares of any series or class of Voting Parity Shares then outstanding. Such special meeting shall be held, in the case of such written request, within 90 days after the delivery of such request, provided that we will not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of such series of Outstanding Preferred Shares and such other Voting Parity Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any trustee so elected, a vacancy in the office of such trustee shall occur by reason of death, resignation, or disability, a successor will be elected to the Board of Trustees, upon the nomination by the remaining trustee elected by the holders of such series of Outstanding Preferred Shares and the Voting Parity Shares or the successor to the remaining trustee, to serve until the next annual meeting of shareholders or special meeting held in place of the annual meeting if such office has not previously been terminated as described below. Whenever dividends in arrears on such series of Outstanding Preferred Shares and Voting Parity Shares shall have been paid and dividends thereon for the current dividend period shall have been paid or declared and set apart for payment, then the right of the holders of such series of Outstanding Preferred Shares and Voting Parity Shares to elect such additional two Trustees shall cease and the terms of office of such Trustees shall terminate and the number of Trustees constituting our Board of Trustees shall be reduced accordingly.

        The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of each series of Outstanding Preferred Shares and the holders of all other classes or series of Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible or exchangeable into shares of any class of Senior Shares or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or bylaws, if such action would materially adversely affect the voting powers, rights or preferences of any of the holders of the Outstanding Preferred Shares; provided, however, that no such vote of the holders of each series of Outstanding Preferred Shares will be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible or exchangeable security is to be made, as the case may be, provisions are made for the redemption of all of the outstanding shares of such series of Outstanding Preferred Shares. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, any series of Outstanding Preferred Shares or any shares of any class of Parity Shares will not be deemed to materially adversely affect the voting powers, rights or preferences of any of the holders of Outstanding Preferred Shares.

        With respect to the exercise of the above-described voting rights, each Outstanding Preferred Share will have one vote per share, except that when any other class or series of preferred shares will have the right to vote with the Outstanding Preferred Shares as a single class, then the Outstanding Preferred Shares and such other class or series will have one quarter of one (0.25) vote per $25.00 of liquidation preference.

        Conversion.    The Series D Preferred Shares are convertible into our common shares at any time by the holder after December 31, 2003 at the rate of 2.2 common shares for every one Series D Preferred Share ("Conversion Rate"). This Conversion Rate is subject to adjustment in the event that we effect a share split, subdivision of our then outstanding common shares, or distribution of common shares in the form of a dividend. In addition, in the event that we effect a distribution of securities other than common shares in the form of a dividend, then the Series D Preferred Shares shall be entitled to receive upon conversion, in addition to the number of common shares receivable upon such conversion, the amount of our other securities that they would have otherwise received had their Series D Preferred Shares been converted into common shares on the date of the distribution. The Series B, E, F and G Preferred Shares are not convertible into or exchangeable for any other property or securities.

Depositary Shares

        We may, at our option, elect to offer fractional preferred shares, rather than full preferred shares. In the event such option is exercised, we will issue receipts for depositary shares, each of which will represent a fraction (to be set forth in the prospectus supplement relating to the preferred shares) of a share of that series of preferred shares. The preferred shares represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a preferred share represented by the depositary share, to all the rights and preferences of the preferred share, represented thereby (including dividend, voting, redemption, conversion and liquidation rights). The above description of the depositary shares is only a summary, is not complete and is subject to, and is qualified in its entirety by, the description in the related prospectus supplement and the provisions of the deposit agreement, which will contain the form of depositary receipt. A copy of the deposit agreement will be filed with the Securities and Exchange Commission (the "SEC") as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part.

Restrictions on Ownership and Transfer

        For us to qualify as a REIT as defined in the Internal Revenue Code, our shares generally must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). This test is applied by "looking through" certain shareholders which are not individuals (e.g., corporations or partnerships) to determine indirect ownership of us by individuals.

        Our Declaration of Trust contains certain restrictions on the number of our shares that a person may own, subject to certain exceptions. Our Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% (the "Aggregate Share Ownership Limit") of the number or value of our outstanding shares. In addition, our Declaration of Trust prohibits any person from acquiring or holding, directly or indirectly, in excess of 9.8% of our total outstanding common shares, in value or in number of shares, whichever is more restrictive (the "Common Share Ownership Limit"). Our Board of Trustees, in its sole discretion, may exempt a proposed transferee from the Aggregate Share Ownership Limit and the Common Share Ownership Limit (an "Excepted Holder"). However, our Board of Trustees may not grant such an exemption to any person if such exemption would result in the Company being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by our Board of Trustees as an Excepted Holder, a person also must not own, directly or indirectly, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of our Board of Trustees that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares causing such violation to the Share Trust (as defined below). Our Board of Trustees may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to our Board of Trustees, in its sole discretion, in order to determine or ensure our status as a REIT. Our Board of Trustees has exempted the foreign trust owning all of our Series D Preferred Shares from the Aggregate Share Ownership Limit and the Common Share Ownership Limit.

        Our Declaration of Trust further prohibits (i) any person from beneficially or constructively owning our shares that would result in us being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT and (ii) any person from transferring shares if such transfer would result in our shares being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares that resulted in a transfer of shares to the Share Trust, as defined below, is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our Board of Trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        If any transfer of our shares occurs which, if effective, would result in any person beneficially or constructively owning shares in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then that number of our shares, the beneficial or constructive ownership of which otherwise would cause such person to be in excess of the ownership limit (rounded to the nearest whole share) will automatically be transferred to a trust (the "Share Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner will not acquire any rights in such shares. This automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in our Declaration of Trust) prior to the date of such violative transfer. Shares held in the Share Trust will be issued and outstanding shares in us. The Prohibited Owner may not benefit economically from ownership of any shares held in the Share Trust, may have no rights to dividends and may not possess any other rights attributable to the shares held in the Share Trust. The trustee of the Share Trust (the "Share Trustee") will have all voting rights and rights to dividends or other distributions with respect to shares held in the Share Trust, which rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by us that shares have been transferred to the Share Trust will be paid by the recipient of such dividend or distribution to the Share Trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the Share Trustee. Any dividend or distribution so paid to the Share Trustee will be held in the Share Trust for the Charitable Beneficiary. The Prohibited Owner will have no voting rights with respect to shares held in the Share Trust and, subject to Maryland law, effective as of the date that such shares have been transferred to the Share Trust, the Share Trustee will have the authority (at the Share Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by us that such shares have been transferred to the Share Trust and (ii) to recast such vote in accordance with the desires of the Share Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible trust action, then the Share Trustee will not have the authority to rescind and recast such vote.

        Within 20 days after receiving notice from us that shares have been transferred to the Share Trust, the Share Trustee will sell the shares held in the Share Trust to a person, designated by the Share Trustee, whose ownership of the shares will not violate the ownership limitations set forth in our Declaration of Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as described below. The Prohibited Owner will receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Share Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our Declaration of Trust) of such shares on the day of the event causing the shares to be received by the Share Trustee and (ii) the price per share received by the Share Trustee from the sale or other disposition of the common shares held in the Share Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the Charitable Beneficiary. If, prior to the discovery by us that shares of beneficial interest have been transferred to the Share Trust, such shares are sold by a Prohibited Owner, then (i) such shares will be deemed to have been sold on behalf of the Share Trust and (ii) to the extent that the Prohibited Owner received an amount for shares that exceeds the amount that such Prohibited Owner was entitled to receive as described above, such excess will be paid to the Share Trustee upon demand.

        In addition, shares held in the Share Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Share Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer. We will have the right to accept such offer until the Share Trustee has sold the shares held in the Share Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner.

        All certificates representing the common shares will bear a legend referring to the restrictions described above.

        Every owner of more than 5% (or such other percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of all classes or series of our shares of beneficial interest, including the common shares, is required to give written notice to us, within 30 days after the end of each taxable year, stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest of us which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner will provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit. In addition, each shareholder will upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        These ownership limitations could delay, defer or prevent a change in control of us or other transaction that might involve a premium over the then prevailing market price for the common shares or other attributes that the shareholders may consider to be desirable.

Classification or Reclassification of Common Shares or Preferred Shares

        Our Declaration of Trust authorizes the Board of Trustees to reclassify any unissued shares of common or preferred shares into other classes or series of shares and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Therefore, in addition to the Series B Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Preferred Shares, the Board of Trustees could authorize the issuance of other preferred shares with terms and conditions that could also have the effect of delaying, deferring or preventing a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for common shares or other attributes that the shareholders may consider to be desirable.

Classification of Board, Vacancies and Removal of Trustees

        The Declaration of Trust provides for a staggered Board of Trustees. At the conclusion of our annual meeting of shareholders on May 15, 2003, we had eight Trustees divided into three classes, with terms ending upon the third succeeding annual meeting. The number of Trustees in each class and the expiration of each class' term is as follows:

Class 1	2 Trustees	Expires 2005
Class 2	3 Trustees	Expires 2006
Class 3	3 Trustees	Expires 2004

At each annual meeting of shareholders, successors of the class of Trustees whose term expires at that meeting will be elected for a term ending upon the third succeeding annual meeting and the Trustees in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable. In addition, a classified board could prevent shareholders who do not agree with the policies of the Board of Trustees from replacing a majority of the Board of Trustees for two years, except in the event of removal for cause.

        Our bylaws provide that any vacancy on the Board of Trustees may be filled by a majority of the remaining Trustees. Any individual so elected Trustee will hold office for the unexpired term of the Trustee he or she is replacing. The Declaration of Trust provides that a Trustee may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of Trustees, but only by a vote taken at a shareholder meeting. These provisions preclude shareholders from removing incumbent Trustees, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees. Moreover, these provisions preclude the removal of any Trustee by written consent of shareholders.

Advance Notice of Nominations and New Business

        Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only (a) pursuant to the Company's notice of the meeting, (b) by the Board of Trustees or (c) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws. With respect to special meetings of shareholders, the bylaws provide that only the business specified in the Company's notice of meeting may be brought before the meeting of shareholders, and nominations of persons for election to the Board of Trustees may be made only (a) pursuant to the Company's notice of the meeting, (b) by the Board of Trustees or (c) provided that the Board of Trustees has determined that Trustees shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws. Our bylaws allow special meetings of shareholders to be called by the chairman of the Board, the president, a majority of the Trustees or by our secretary upon the written request of the holders of shares entitled to cast not less than a majority of all votes entitled to be cast at such meeting.

Possible Antitakeover Effect of Certain Provisions of Maryland Law

        The Maryland General Corporations Law ("MGCL") contains provisions that may be deemed to have an antitakeover effect. The provisions are set forth below. As noted below, these provisions do not currently apply to us, but the Board of Trustees can take action that would cause these provisions to become applicable.

        Certain Business Combinations.    Under the MGCL, as applicable to Maryland real estate investment trusts, certain business combinations (including certain mergers, consolidations, share exchanges and asset transfers and certain issuances and reclassifications of equity securities) between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust's shares or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of such trust (an "Interested Shareholder"), or an affiliate of such an Interested Shareholder, are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended by the Board of Trustees of such trust and approved by the affirmative votes of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the trust and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder. The Board of Trustees has opted out of this statute by resolution and our bylaws contain a provision exempting from these business combination provisions any of our shares owned by any person. The Board of Trustees may, however, rescind its resolution at any time to make these provisions of Maryland law applicable to us.

        Control Share Provisions.    The MGCL generally provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights unless those rights are approved by a vote of two-thirds of the disinterested shares (generally shares held by persons other than the acquiror, officers of the trust or Trustees of the trust who are employees of the trust). An acquiror is deemed to own control shares the first time that the acquiror's voting power in electing Trustees equals or exceeds 20% of all such voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval, as described below. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Trustees to call a special meeting of shareholders to be held within 50 days of a demand for the special meeting to consider whether the control shares will have voting rights. The trust may present the question at any shareholders' meeting on its own initiative.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for the control shares. Fair value will be determined as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The control share provisions do not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust. The bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. The Board of Trustees may, however, amend the bylaws at any time to eliminate such provision, either prospectively or retroactively.

Dissolution of the Company; Termination of REIT Status

        Our Declaration of Trust permits the termination of COPT and the discontinuation of the operations of COPT by the affirmative vote of the holders of not less than two-thirds of the outstanding common shares entitled to be cast on the matter at the meeting of shareholders or by written consent. In addition, our Declaration of Trust permits the termination of COPT's qualification as a REIT if such qualification, in the opinion of the Board of Trustees, is no longer advantageous to our shareholders.

DESCRIPTION OF WARRANTS

        We may issue separately, or together with any preferred shares or common shares offered by any prospectus supplement, warrants for the purchase of other preferred shares and common shares. The warrants may be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, and may be represented by certificates evidencing the warrants, all as set forth in the prospectus supplement relating to the particular series of warrants. The following summaries of certain provisions of the warrants are not complete and are subject to, and are qualified in their entirety by reference to, all the provisions of any related warrant agreement and warrant certificate, respectively, which will be filed with the SEC as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part.

        A prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered including, where applicable, the following:

  •
  the title of the warrants;

  •
  the aggregate number of the warrants;

  •
  the price or prices at which the warrants will be issued;

  •
  the designation, terms and number of common shares or preferred shares that may be purchased upon exercise of the warrants;

  •
  the designation and terms of the securities, if any, with which the warrants are issued and the number of the warrants issued with each such offered security;

  •
  the date, if any, on and after which the warrants and related preferred shares or common shares with which the warrants are issued will be separately transferable;

  •
  the price (or manner of calculation of the price) at which each common share or preferred share may be purchased upon exercise of the warrant;

  •
  the date on which the right to exercise the warrants will commence and the date on which the right will expire;

  •
  the minimum or maximum amount of the warrants which may be exercised at any one time;

  •
  information with respect to book-entry procedures, if any;

  •
  a discussion of certain material federal income tax considerations; and

  •
  any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

        The exercise of any warrants will be subject to, and limited by, the transfer and ownership restrictions in our Declaration of Trust. See "Description of Shares—Restrictions on Ownership and Transfer."

FEDERAL INCOME TAX MATTERS

        COPT was organized in 1988 and elected to be taxed as a REIT commencing with its taxable year ended December 31, 1992. COPT believes that it was organized and has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code and intends to continue to operate in such a manner. No assurance can be given, however, that such requirements have been or will continue to be met. The following is a summary of the material federal income tax considerations that may be relevant to COPT and its shareholders, including the continued treatment of COPT as a REIT for federal income tax purposes. For purposes of this discussion of "Federal Income Tax Matters" the term "COPT" refers only to Corporate Office Properties Trust and not to any other affiliated entities.

        The following discussion is based on the law existing and in effect on the date hereof, and COPT's qualification and taxation as a REIT will depend on compliance with such law and with any future amendments or modifications to such law. The qualification and taxation as a REIT will further depend upon the ability to meet, on a continuing basis through actual operating results, the various qualification tests imposed under the Internal Revenue Code discussed below. No assurance can be given that COPT will satisfy such tests on a continuing basis.

        In brief, an entity that invests primarily in real estate can, if it meets the REIT provisions of the Internal Revenue Code described below, claim a tax deduction for the dividends it pays to its shareholders. Such an entity generally is not taxed on its "REIT taxable income" to the extent such income is currently distributed to shareholders, thereby substantially eliminating the "double taxation" (i.e., at both the entity and shareholder levels) that generally results from an investment in an entity which is taxed as a corporation. However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a REIT. Further, if the entity were to fail to qualify as a REIT in any year, it would not be able to deduct any portion of the dividends it paid to its shareholders and would be subject to full federal corporate income taxation on its earnings, thereby significantly reducing or eliminating the cash available for distribution to its shareholders.

        Morgan, Lewis & Bockius LLP has opined that, for federal income tax purposes, COPT has properly elected and otherwise qualified to be taxed as a REIT under the Internal Revenue Code for taxable years commencing on or after June 1, 1992 and that its proposed method of operations as described in this prospectus and as represented to Morgan, Lewis & Bockius LLP by COPT will enable COPT to continue to satisfy the requirements for such qualification and taxation as a REIT under the Internal Revenue Code for future taxable years. This opinion, however, is based upon certain factual assumptions and representations made by COPT. Moreover, such qualification and taxation as a REIT depends upon the ability of COPT to meet, for each taxable year, various tests imposed under the Internal Revenue Code as discussed below, and Morgan, Lewis & Bockius LLP has not reviewed in the past, and may not review in the future, COPT's compliance with these tests. Accordingly, no assurance can be given that the actual results of the operations of COPT for any particular taxable year will satisfy such requirements.

Taxation of COPT

        General.    In any year in which COPT qualifies as a REIT, it will not generally be subject to federal income tax on that portion of its REIT taxable income or capital gain that is distributed to shareholders. COPT will, however, be subject to tax at normal corporate rates upon any taxable income or capital gains not distributed. Shareholders are required to include their proportionate share of the REIT's undistributed long-term capital gain in income, but would receive a credit for their share of any taxes paid on such gain by the REIT.

        Notwithstanding its qualification as a REIT, COPT also may be subject to taxation in certain other circumstances. If COPT should fail to satisfy either the 75% or the 95% gross income test (each as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which COPT fails either the 75% or the 95% gross income test (substituting for this purpose only, 90% for 95%), multiplied by a fraction intended to reflect COPT's profitability. COPT will also be subject to a tax of 100% on net income from any "prohibited transaction" (as described below), and if COPT has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if COPT should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior years, COPT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. COPT also may be subject to the corporate alternative minimum tax, as well as to tax in certain situations not presently contemplated. COPT will use the calendar year both for federal income tax purposes, as is required of a REIT under the Internal Revenue Code, and for financial reporting purposes. Finally, in the event that items of rent, interest or other deductible expenses are paid to a REIT by a "taxable REIT subsidiary" (as defined below) of such REIT, and such amounts are determined to be other than at arm's length, a REIT may be subject to a 100% tax on the portion of such amounts treated as excessive. Safe harbors exist for certain rental payments.

        Failure to Qualify.    If COPT fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, COPT will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which COPT fails to qualify as a REIT will not be deductible by COPT, nor generally will they be required to be made under the Internal Revenue Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to certain limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, COPT also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

REIT Qualification Requirements

        In order to qualify as a REIT, COPT must meet the following requirements, among others:

        Share Ownership Tests.    COPT's shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportionate number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding shares of beneficial interest of COPT may be owned, directly or indirectly and taking into account the effects of certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities (the "50% Limitation"). However, for purposes of this test, any shares of beneficial interest held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. In addition, for purposes of the 50% Limitation, shares of beneficial interest owned, directly or indirectly, by a corporation will be considered as being owned proportionately by its shareholders.

        In order to attempt to ensure compliance with the foregoing share ownership tests, COPT's Declaration of Trust places certain restrictions on the transfer of its shares of beneficial interest to prevent additional concentration of share ownership. Moreover, to evidence compliance with these requirements, Treasury Regulations require COPT to maintain records which disclose the actual ownership of its outstanding shares of beneficial interest. In fulfilling its obligations to maintain records, COPT must and will demand written statements each year from the record holders of designated percentages of its shares of beneficial interest disclosing the actual owners of such shares of beneficial interest (as prescribed by Treasury Regulations). A list of those persons failing or refusing to comply with such demand must be maintained as part of COPT's records. A shareholder failing or refusing to comply with COPT's written demand must submit with his tax return a similar statement disclosing the actual ownership of COPT shares of beneficial interest and certain other information.

        Asset Tests.    At the close of each quarter of COPT's taxable year, COPT must satisfy two tests relating to the nature of its assets (determined in accordance with generally accepted accounting principles). First, at least 75% of the value of COPT's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of COPT's assets generally may be invested without restriction, securities in this class may not exceed (i) in the case of securities of any one non-government issuer, 5% of the value of COPT's total assets (the "REIT Value Test") or (ii) 10% of the outstanding voting securities or outstanding value of any one such issuer (collectively, the "Issuer Tests").

        The REIT Value Test and the Issuer Tests will not, however, apply to securities held by a REIT in a "taxable REIT subsidiary." A taxable REIT subsidiary is any corporation in which the REIT owns stock and with which the REIT makes a joint election to be so treated. Any corporation in which a REIT owns, directly or indirectly, shares possessing more than 35% of the voting power or value of such corporation will automatically be treated as a taxable REIT subsidiary (other than certain corporations which are wholly-owned by the REIT and are treated as "qualified REIT subsidiaries"). Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of real estate management activities and certain other activities which cannot currently be performed by REITs or their controlled subsidiaries without jeopardizing REIT status. On January 1, 2001, our operating partnership acquired all of the stock in Corporate Office Management, Inc. ("COMI") that was not previously owned by it, and we elected to treat COMI as a "taxable REIT subsidiary" effective January 1, 2001. Thus, COMI will remain fully taxable with respect to its earnings. The election will, however, generally allow COMI to continue its real estate management activities without jeopardizing our REIT status.

        In addition, certain debt securities held by a REIT will not be taken into account for purposes of the Issuer Value Test. Finally, certain "grandfathering" rules also exempt from the Issuer Value Test securities owned by the REIT on July 12, 1999. Where COPT invests in a partnership (such as the operating partnership), it will be deemed to own a proportionate share of the partnership's assets, and the partnership interest will not constitute a security for purposes of these tests. Accordingly, COPT's investment in real properties through its interests in the operating partnership (which itself holds real properties through other partnerships) will constitute an investment in qualified assets for purposes of the 75% asset test.

        Gross Income Tests.    There are two separate percentage tests relating to the sources of COPT's gross income which must be satisfied for each taxable year. For purposes of these tests, where COPT invests in a partnership, COPT will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of COPT as it has in the hands of the partnership. The two tests are described below.

        The 75% Test.    At least 75% of COPT's gross income for the taxable year must be "qualifying income." Qualifying income generally includes: (i) rents from real property (except as modified below); (ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of COPT's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REIT, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property ("foreclosure property"); and (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property.

        Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% gross income test (or the 95% gross income test described below) if COPT, or an owner of 10% or more of COPT, directly or constructively owns 10% or more of such tenant, unless such rents are received from a taxable REIT subsidiary provided that either (i) at least 90% of the leased property in respect of which COPT is receiving such rents is occupied by persons other than such taxable REIT subsidiary or (ii) such rents are received in respect of a "qualified lodging facility." In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, COPT generally must not operate or manage the property or furnish or render services to customers, other than through an "independent contractor" from whom COPT derives no income, or through a taxable REIT subsidiary, except that the "independent contractor" or taxable REIT subsidiary requirement does not apply to the extent that the services provided by COPT are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant for his convenience." In addition, COPT may directly perform a de minimis amount of non-customary services. COPT believes that the services provided with regard to COPT's properties by the operating partnership (or its agents) are now (and, it is believed, will in the future be) usual or customary services. Any services that cannot be provided directly by the operating partnership will be performed by independent contractors.

        The 95% Test.    In addition to deriving 75% of its gross income from the sources listed above, at least 95% of COPT's gross income for the taxable year must be derived from the above-described qualifying income or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. COPT intends to monitor closely its non-qualifying income and anticipates that non-qualifying income from its activities will not result in COPT failing to satisfy either the 75% or 95% gross income test.

        For purposes of determining whether COPT complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, a sale of property will not be a prohibited transaction if such property is held for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases and the cost of improvements made thereto) are satisfied.

        Even if COPT fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will generally be available if: (i) COPT's failure to comply is due to reasonable cause and not to willful neglect; (ii) COPT reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, COPT will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test (substituting for this purpose only 90% for 95%), multiplied by a fraction intended to reflect COPT's profitability.

        Compliance with Income Tests.    COPT intends to continue to monitor its operations and investments so as to continue to satisfy the 75% and 95% gross income tests. While the operating partnership or its affiliates provide certain services with respect to the properties in which COPT owns interests and possibly with respect to any newly acquired properties, COPT believes that for purposes of the 75% and 95% gross income tests the services provided at such properties and any other services and amenities provided by the operating partnership or its agents with respect to such properties will be of the type usually or customarily rendered in connection with the rental of space for occupancy only and not rendered to the occupants of such properties. COPT intends that services that cannot be provided directly by the operating partnership or other agents will be performed by independent contractors.

        Annual Distribution Requirements.    In order to qualify as a REIT, COPT is required to distribute dividends to its shareholders each year in an amount at least equal to (A) the sum of (i) 90% of COPT's REIT taxable income (computed without regard to the dividends received deduction and COPT's net capital gain) and (ii) 90% of the net income (after tax), if any, for foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before COPT timely files its tax return for the prior year and if paid on or before the first regular dividend payment after the declaration.

        COPT intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the operating partnership agreement authorizes COPT in its capacity as General Partner to take such steps as may be necessary to cause the operating partnership to distribute to its partners an amount sufficient to permit COPT to meet the distribution requirements. It is possible that COPT may not have sufficient cash or other liquid assets to meet the above-described distribution requirement, either due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing COPT's REIT taxable income on the other hand, or for other reasons. COPT will monitor closely the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds (or cause the operating partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

        If COPT fails to meet the above-described distribution requirement as a result of an adjustment to COPT's tax return by the Service, COPT may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

Taxation of Shareholders

        Taxation of Taxable Domestic Shareholders.    As long as COPT qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable as ordinary income, and corporate shareholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset (to the extent they do not exceed COPT's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. In the event COPT designates any portion of a dividend as a capital gain dividend, a shareholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such shareholder for the taxable year as the total amount of capital gain dividends bears to the total amount of all dividends paid on all classes of shares for the taxable year. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. COPT may elect to retain and pay income tax on any net long-term capital gain, in which case its domestic shareholders would include in their income as long-term capital gain their proportionate share of such undistributed net long-term capital gain. A domestic shareholder would also receive a refundable tax credit for such shareholder's proportionate share of the tax paid by COPT on such retained capital gains and an increase in its basis in its shares in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by COPT. See the section below entitled "Capital Gains and Losses."

        Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of beneficial interest, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares of beneficial interest, they will be included in income as short-term or long-term capital gain (depending on the length of time the shares have been held), assuming the shares are capital assets in the hands of the shareholder. In addition, any dividend declared by COPT in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by COPT and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by COPT during January of the following calendar year.

        Domestic shareholders may not include in their individual income tax returns any of COPT's net operating losses or capital losses. Instead, such losses would be carried over by COPT for potential offset against future income (subject to certain limitations). Distributions made by COPT and gain arising from the sale or exchange of shares will not be treated as passive activity income, and, as a result, shareholders generally will not be able to apply any "passive losses" against such income and gain. In addition, taxable distributions from COPT generally will be treated as investment income. Capital gain dividends (including distributions treated as such) and capital gain from the disposition of shares, however, will be treated as investment income only if a shareholder so elects, in which case such capital gain will be taxed at ordinary income rates. COPT will notify shareholders after the close of its taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

        In general, a domestic shareholder will realize capital gain or loss on the disposition of COPT's shares of beneficial interest equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and (ii) the shareholder's adjusted basis of such shares of beneficial interest. Such gain or loss generally will constitute short-term capital gain or loss if the shareholder has not held such shares for more than one year and long-term capital gain or loss if the shareholder has held such shares for more than one year. See the section below entitled "Capital Gains and Losses." Loss upon a sale or exchange of COPT's shares of beneficial interest by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from COPT required to be treated by such shareholder as long-term capital gain.

        Capital Gains and Losses.    The maximum marginal individual income tax rate is 35%. The maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is 15%. For individuals, trusts and estates that would be subject to a maximum tax rate of 10%, the rate on net capital gains is reduced to 5%. Accordingly, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

        Backup Withholding.    COPT will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholdings rules. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability.

        In addition, COPT may be required to withhold a portion of capital gain distributions made to shareholders that fail to certify their non-foreign status to COPT. See section below entitled "Taxation of Foreign Shareholders."

        Taxation of Tax-Exempt Shareholders.    The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from COPT's shares of beneficial interest will not be UBTI to a tax-exempt shareholder, provided that the tax-exempt shareholder has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and such shares are not otherwise used in a trade or business. Similarly, income from the sale of COPT's shares of beneficial interest will not constitute UBTI unless such tax-exempt shareholder has held such shares as "debt financed property" within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" will be treated as UBTI as to any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code (a "qualified trust") and which holds more than 10% (by value) of the interests in the REIT. A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the application of a "look-through" exception to the 50% Limitation applicable to qualified trusts, and (ii) either (1) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or (2) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the gross income (less direct expenses related thereto) of the REIT from unrelated trades or businesses (determined as if the REIT were a qualified trust) to (ii) the total gross income (less direct expenses related thereto) of the REIT. A de minimis exception applies where this percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the 50% Limitation without relying upon the "look-through" exception with respect to qualified trusts. As a result of certain limitations on transfer and ownership of COPT's shares of beneficial interest contained in the Charter, COPT does not expect to be classified as a "pension held REIT."

        Taxation of Foreign Shareholders.    The rules governing the United States federal income taxation of the ownership and disposition of COPT's shares of beneficial interest by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

        PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN COPT'S SHARES OF BENEFICIAL

INTEREST, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH AN INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

        In general, Non-U.S. Shareholders will be subject to regular United States federal income taxation with respect to their investment in COPT's shares of beneficial interest in the same manner as a U.S. shareholder (i.e., at graduated rates on a net basis, after allowance of deductions) if such investment is "effectively connected" with the conduct by such Non-U.S. Shareholder of a trade or business in the United States. A Non-U.S. Shareholder that is a corporation and that receives income with respect to its investment in COPT's shares of beneficial interest that is (or is treated as) "effectively connected" with the conduct of a trade or business in the United States may also be subject to the 30% branch profits tax imposed under Section 884 of the Internal Revenue Code, which is payable in addition to the regular United States corporate income tax. The following discussion addresses only the federal income taxation of Non-U.S. Shareholders whose investment in COPT's shares of beneficial interest is not "effectively connected" with the conduct of a trade or business in the United States. Prospective investors whose investment in COPT's shares of beneficial interest may be "effectively connected" with the conduct of a United States trade or business should consult their own tax advisors as to the tax consequences thereof.

        Distributions that are not attributable to gain from sales or exchanges of United States real property interests and that are not designated by COPT as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of COPT's current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Dividends paid to an address in a country outside the United States will not be presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the availability of a reduced tax treaty rate. A Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate will now be required to satisfy certain certification and other requirements. Distributions that COPT makes in excess of its current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent they do not exceed the adjusted basis of such Non-U.S. Shareholder's shares, but rather will reduce the adjusted basis of such shares (but not below zero). To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if such Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of shares, as described below.

        For withholding tax purposes, COPT is currently required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. COPT would not be required to withhold at the 30% rate on distributions COPT reasonably estimates to be in excess of its current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, a Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of its current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

        For any year in which COPT qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with the conduct of a United States trade or business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to domestic shareholders (subject to applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard as to whether such distributions are designated by COPT as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. COPT is required by Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Shareholder that could be designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

        Gain recognized by a Non-U.S. Shareholder upon a sale of COPT's shares of beneficial interest generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. COPT's shares of beneficial interest will not constitute a "United States real property interest" so long as COPT is a "domestically controlled REIT." A "domestically controlled REIT" is generally a REIT in which at all times during a specified testing period less than 50% in value of its share was held directly or indirectly by Non-U.S. Shareholders. COPT believes that it will be a "domestically controlled REIT" and therefore, the sale of COPT's shares of beneficial interest will not be subject to taxation under FIRPTA. However, because COPT's shares of beneficial interest are publicly traded, no assurance can be given that COPT will continue to be a "domestically controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of its shares not otherwise subject to FIRPTA generally will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

        If COPT does not qualify as or ceases to be a "domestically controlled REIT," whether gain arising from the sale or exchange by a Non-U.S. Shareholder of COPT's shares of beneficial interest would be subject to U.S. taxation under FIRPTA will depend on whether the shares are "regularly traded" (as defined in applicable Treasury Regulations) on an established securities market (such as the NYSE, on which COPT's common shares and Series B, E, F and G Preferred Shares of beneficial interest are traded) and on the size of the selling Non-U.S. Shareholder's interest in COPT. If the gain on the sale of COPT's shares of beneficial interest were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a domestic shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser would be required to withhold and remit to the IRS 10% of the sale price. In addition, if COPT is not a "domestically controlled REIT," distributions in excess of its current and accumulated earnings and profits would be subject to withholding at a rate of 10%.

        Dividends paid in the United States with respect to COPT's shares of beneficial interest, and proceeds from the sale of COPT's shares of beneficial interest, through a United States broker (or certain brokers having significant connections with the United States) may be subject to the information reporting requirements of the Internal Revenue Code. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% unless such shareholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Shareholders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8 or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Any amount paid as backup withholding will be creditable against the Non-U.S. Shareholder's United States income tax liability.

Other Tax Considerations

        Effect of Tax Status of the Operating Partnership on REIT Qualification.    All of COPT's investments are through the operating partnership. COPT believes that the operating partnership is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation). If, however, the operating partnership were to be treated as an association taxable as a corporation, COPT would cease to qualify as a REIT. Furthermore, in such a situation, the operating partnership would be subject to corporate income taxes and COPT would not be able to deduct its share of any losses generated by the operating partnership in computing its taxable income.

        Tax Allocations with Respect to the Properties.    The operating partnership was formed, in part, by way of contributions of appreciated property. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The partnership agreement of the operating partnership requires allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Internal Revenue Code, and the regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the depreciable lives of the contributed Properties. However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the operating partnership could cause COPT to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to COPT if all properties were to have a tax basis equal to their fair market value at the time of acquisition. The foregoing principles also apply in determining its earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had COPT purchased its interests in all properties at their agreed value.

        Treasury Regulations under Section 704(c) of the Internal Revenue Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the property. The operating partnership has determined to use the "traditional method" (which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the Contributed Properties.

        State and Local Taxes.    COPT and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which COPT or they transact business or reside. The state and local tax treatment of us and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in COPT's shares of beneficial interest.

PLAN OF DISTRIBUTION

        Unless otherwise set forth in a prospectus supplement accompanying this prospectus, we may sell the securities offered pursuant to this prospectus to or through one or more underwriters or dealers, or we may sell the securities to investors directly or through agents. Any such underwriter, dealer or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

        Underwriters may offer and sell the securities at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell the securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of the securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents.

        Our common shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent, but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal, and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange, quotation system or over-the-counter market rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

        Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

        Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Unless otherwise set forth in an accompanying prospectus supplement, the obligations of any underwriters to purchase any of the securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such securities, if any are purchased.

        Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

        In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which such persons may bid for or purchase securities for the purpose of stabilizing their market price. The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In such case, the underwriters could cover all or a portion of such short position by either purchasing securities in the open market following completion of the offering of such securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession with respect to securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of such transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

        Our common shares are listed on the New York Stock Exchange under the symbol "OFC." Any new series of preferred shares or warrants will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange, quotation system or over-the-counter market. Any underwriters or agents to or through which securities are sold by us may make a market in such securities, but such underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

EXPERTS

        The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the securities offered hereby are being passed upon for COPT by Morgan, Lewis & Bockius LLP. The opinion of counsel as described under the heading "Federal Income Tax Matters" is being rendered by Morgan, Lewis & Bockius LLP, which opinion is subject to various assumptions and is based on current tax law. Certain legal matters may be passed upon for any of the underwriters or agents by counsel named in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the SEC in connection with the offer and sale of the securities from time to time in the future. In addition, we file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov. Our reference to the SEC's website is intended to be an inactive textual reference only.

        This prospectus does not contain all of the information included in the registration statement. If a reference is made in this prospectus, including documents we incorporate by reference in this prospectus, to any of our contracts or other documents, the reference may not be complete and you should refer to the exhibits that are a part of or incorporated by reference in the registration statement for a copy of the contract or document.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC will update and supersede this information.

        We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended until this offering is completed:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

  •
  Our Current Reports on Form 8-K filed on May 23, 2003, July 31, 2003 (as amended by Form 8-KA filed on July 31, 2003), August 4, 2003, August 7, 2003 and September 12, 2003;

  •
  The description of our common shares of beneficial interest set forth in our Registration Statement on Form 8-A, as filed on April 7, 1998.

        You may request a copy of these filings, at no cost, by contacting Mary Ellen Fowler, Vice President, Finance and Investor Relations, Corporate Office Properties Trust, 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045, by telephone at 410-992-7324, by facsimile at 410-740-1174, or by e-mail at maryellen.fowler@copt.com, or by visiting our website, www.copt.com. The information contained on our website is not part of this prospectus supplement. Our reference to our website is intended to be an inactive textual reference only.

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
DESCRIPTION OF SHARES
CERTAIN FEDERAL INCOME TAX MATTERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION

ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
SUMMARY
Our Company
RISK FACTORS
USE OF PROCEEDS
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
DESCRIPTION OF SHARES
DESCRIPTION OF WARRANTS
FEDERAL INCOME TAX MATTERS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION